SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Scorpius Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0002 par value per share

(Title of Class of Securities)

42237K409

(CUSIP Number)

August 20, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42237K409	Schedule 13G	Page 2 of 5 Pages

1.	Names of Reporting Persons Ramnarain Joseph Jaigobind
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 309,034
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 309,034
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 309,034
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.13%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Based on of 3,384,268 shares of common stock, $0.0002 par value per share, of Scorpius Holdings, Inc. (the “Issuer”), issued and outstanding as of September 3, 2024, as reported by the Issuer to the Reporting Person.

CUSIP No. 42237K409	Schedule 13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Scorpius Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 627 Davis Drive, Suite 300, Morrisville, NC 27560

Item 2.

(a)	Name of Person Filing: Ramnarain Joseph Jaigobind

(b)	Address of Principal Offices or, if None, Residence: c/o ThinkEquity LLC, 17 State Street, 41st Floor, New York, NY 10004

(c)	Citizenship: United States

(d)	Title of Class of Securities: common stock, $0.0002 par value per share (“Common Stock”)

(e)	CUSIP Number: 42237K409

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of September 6, 2024, the Reporting Person beneficially owned 309,034 shares of Common Stock, which he holds directly.

(b)	Percent of class:

The shares of Common Stock beneficially owned by the Reporting Person represented 9.13% of the shares of Common Stock as of September 6, 2024, based on 3,384,268 shares of Common Stock issued and outstanding as of September 3, 2024, as reported by the Issuer to the Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 309,034 shares of Common Stock

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 309,034 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 42237K409	Schedule 13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 42237K409	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2024

/s/ Ramnarain Joseph Jaigobind
RAMNARAIN JOSEPH JAIGOBIND